Mail Stop 3720

September 13, 2007

Via U.S. Mail and Fax
Mr. William R. Shane
Chief Financial Officer
Stonemor Partners L.P.
155 Rittenhouse Circle
Bristol, PA 19007

> RE: **Stonemor Partners L.P.**
> **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2006**
> **Filed March 19, 2007 and April 30, 2007, respectively**
> **File No. 0-50910**

Dear Mr. Shane:

      We have reviewed your supplemental response letter dated August 13, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated July 20, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Form 10-K for the year ending December 31, 2006

Consolidated Statement of Cash Flows, page 63

1. Revise your statement of cash flows so that the amounts reported as the change in your balance sheet line-item "Merchandise liability" equals the change in the amounts reported in your balance sheet.

2. Disclose as separate line-items in your statement of cash flows the changes in your balance sheet line-items deferred cemetery revenue and deferred selling and obtaining costs.

6. Pre-need Merchandise and Services, and Merchandise Trusts, page 72
7. Perpetual Care Trusts, page 74

3. So that investors may clearly understand your activities within the pre-need
   merchandise and services, and merchandise trusts, and the perpetual care trusts,
   and how these activities may impact your reported results, please disclose and
   provide a roll-forward schedule for each type of trust that separately identifies
   each type of inflow and outflow, quantified on a gross basis. Include activities
   such as purchases, sales, realized gains and losses, and expenses.

4. We note your response to comment 5; however, we remain confused as to why
   the sum of the amounts of the merchandise liability and the deferred merchandise
   trust revenue do not equal the amount of the merchandise trust. Please explain
   further and tell us where you have reported the difference in these amounts in
   your financial statements, and provide us a reconciliation.

Segment Reporting and Related Information, page 69

5. We note in your response to comment 6 that the Chief Executive Group does
   review certain regional information from the seven regions. Please explain to us
   why the seven regions mentioned in your response are not operating segments
   under the guidance in paragraph 10 of SFAS No. 131.

6. Explain to us why each of your funeral homes is not an operating segment under
   the guidance in paragraph 10 of SFAS No. 131.

7. So that we better understand how you have analyzed the structure of your internal
   organization and how, under the guidance in SFAS No. 131, it is appropriate for
   you to not report any segment information, please provide to us copies of all
   reports of discrete financial information that are available to your chief operating
   decision makers.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides all requested information. Please file your response letter on EDGAR. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director